FORM 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Current Technology Corporation
Suite 1430 - 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2

Date of Material Change

December 27, 2005.

Item 3

News Release

Press Release dated December 27, 2005 was disseminated by PR Newswire services and SEDAR filed with the BC Securities Commission on December 28, 2005.

Item 4

Summary of Material Change

Current Technology has expanded significantly the scope of its negotiations with Strategic Laser & MedSpa to rollout the Company’s proprietary CTG Mark 5 in United States nationwide on a revenue sharing basis to selected salons and spas.

The Company has issued 1,400,000 restricted shares as consideration for the termination of all exclusive distribution agreements in the United States.

Item 5

Full Description of Material Change

Current Technology has expanded significantly the scope of its negotiations with Strategic Laser & MedSpa. Rather than a focus on developing a relationship with one or more specfic customers, the objective is  to rollout the Company’s proprietary CTG “CosmeticTrichoGenesis” Mark 5 in United States nationwide on a revenue sharing basis to selected salons and spas.

In order to achieve the vision of a national rollout on a revenue sharing basis in the United States, certain legacy agreements had to be renegotiated. To that end, the Company has issued 1,400,000 restricted units at a price of US$0.125 as consideration for the termination of all exclusive distribution agreements in the United States.

In addition, the Company has issued 600,000 restricted units for consideration of $75,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional share at $0.25 up to five years.  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Under such circumstances, the warrants must be exercised within 365 days.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applciable.

Item 8

Executive Officer

Robert Kramer - 604.684.2727

Item 9

Date of Report

January 12, 2006